Exhibit 99.1

Wix Reports Second Quarter 2021 Results

●	Growth of revenue and collections in Q2’21 reflect continued demand for creation and success of businesses on Wix
o	Q2’21 Revenue of $316 million, up 34% y/y
o	Q2’21 Collections of $343 million, up 29% y/y

●	Sustained user cohort collections growth driven by continued high levels of new users, strong retention and higher conversion and monetization

●	More businesses continue to use Wix to create, manage and grow their online presence, with an increasing number depending on us as their full operating system
o	Online commerce accounted for 35% of Q2’21 total collections, up from 33% in Q1’21
o	Business Solutions Revenue and Collections up 75% y/y and 66% y/y, respectively

●
Announced significant partnership with Vistaprint, becoming the technology layer for millions of Vistaprint customers globally to create, manage and grow their businesses online, demonstrating Wix’s product innovation leadership and bringing Wix a step closer to its goal of becoming the primary platform for online creation

NEW YORK, August 11, 2021 -- Wix.com Ltd. (Nasdaq: WIX) today reported financial results for the second quarter ended June 30, 2021. In addition, the Company provided its initial outlook for the third quarter. Please visit the Wix investor relations website at https://investors.wix.com/ to view the Q2’21 Shareholder Update.

“As the story of the pandemic continues to evolve, there is an uncertainty whether we are at the end of it, or if there is a massive new wave coming again. For our users, this uncertainty means that they don’t know if they should create new online or offline stores, services and events. The result of this uncertainty, for us, is a mild slowdown in the creation of new web presences, which is reflected in our financials, where we came in at the low end of our expectations,” said Avishai Abrahami, Co-founder and CEO of Wix. “As our users and the world are navigating a great deal of uncertainty, it is more essential than ever that we remain focused on our north star goal of becoming the main engine of the internet, democratizing access and providing a place for the majority of people to build their online presence.”

Lior Shemesh, CFO of Wix, added, “Our second quarter results showed stronger growth than pre-pandemic quarters, although we did face more headwinds in the back half of the quarter than we expected. User growth remained elevated compared to 2019, renewals remained strong and conversion and monetization per subscription were solid - all encouraging signs of strong underlying fundamentals.
We are adjusting our expectations for the remainder of this year to account for continued uncertainty around the pandemic as well as the timing of B2B partnership agreements. Our ambitions have not changed, and we remain well-positioned to become the primary online platform for all users and businesses.”

Regarding the recently announced technology alliance with Vistaprint, Nir Zohar, President and COO, said, “We are excited to join Vistaprint in empowering small businesses to build a complete, professional digital presence with capabilities to manage, grow and succeed. This partnership demonstrates the robustness of Wix’s products for all types of users and all types of businesses and is a testament to our many years of investing in technology, product development and our brand. Just as Amazon and Google have become the technology layer for the cloud, Wix is striving to become the technology layer for online creation, and this alliance is evidence that we are on our way to achieving this goal.”

Q2'21 Financial Results

●          Total revenue in the second quarter of 2021 was $316.4 million, up 34% y/y

○          Creative Subscriptions revenue in the second quarter of 2021 was $235.9 million, up 24% y/y

○          Business Solutions revenue in the second quarter of 2021 was $80.5 million, up 75% y/y

●          Creative Subscriptions ARR as of the end of the second quarter of 2021 was $967.3 million, up 22% y/y

●          Total collections in the second quarter of 2021 were $342.9 million, up 29% y/y

○          Creative Subscriptions collections in the second quarter of 2021 were $263.0 million, up 21% y/y

○          Business Solutions collections in the second quarter of 2021 were $79.8 million, up 66% y/y

●          Total gross margin on a GAAP basis in the second quarter of 2021 was 62%

○          Creative Subscriptions gross margin on a GAAP basis was 75%

○          Business Solutions gross margin on a GAAP basis was 22%

●          Total non-GAAP gross margin in the second quarter of 2021 was 63%

○          Creative Subscriptions gross margin on a non-GAAP basis was 77%

○          Business Solutions gross margin on a non-GAAP basis was 23%

●          GAAP net profit in the second quarter of 2021 was $38.0 million, or $0.66 per share

○          Includes $110 million from unrealized net gains in equity holdings, primarily attributable to our holdings in Monday.com

●          Non-GAAP net loss in the second quarter of 2021 was $(15.8) million, or $(0.28) per share

●          Net cash provided by operating activities for the second quarter of 2021 was $21.8 million, while capital expenditures totaled $7.1 million, leading to free cash flow of $14.7 million

○          Excluding the capex investment associated with our new headquarters office build out, free cash flow would have been $16.9 million

Financial Outlook

We are introducing third quarter 2021 guidance as follows:

	Q3’21 Outlook	Y/Y growth
Revenue	$311 - 317 million	22 - 25%
Collections	$355 - 365 million	26 - 30%

We are updating our full year 2021 guidance as follows:

	Updated FY 2021 Outlook	Y/Y growth	Prior FY 2021 Outlook
Revenue	$1,255 - 1,270 million	27 - 28%	$1,280 - 1,290 million
Collections	$1,400 - 1,435 million	27 - 30%	$1,440 - 1,460 million
Free Cash Flow (excluding capex for future Wix HQ office build out)	$60 - 65 million	NM	$92 - 102 million
Free Cash Flow	$35 - 40 million	NM	$62 - 72 million

Given the current state of uncertainty, at this time it is challenging to predict how users will behave beyond Q3. We are adjusting our outlook for the remainder of the year and providing a range that reflects potential outcomes.

The top end of the guidance range for FY 2021 reflects an improvement to new user additions and conversion of users to subscriptions, above the rate we are seeing currently, as well as B2B partnerships in our pipeline in which we have a high degree of certainty in closing within the remainder of the year. The bottom end of the range reflects the possibility that we will see continued high uncertainty, resulting in further declines in new user additions, and that certain partnerships in our pipeline do not close by the end of 2021.

Conference Call and Webcast Information

Wix will host a conference call to discuss the results at 8:30 a.m. ET on Wednesday, August 11, 2021. To participate on the live call, analysts and investors should dial +1-877-667-0467 (US/ Canada), +1-346- 354-0953 (International) or 1-809-315-362 (Israel) and reference Conference ID 2751369. A telephonic replay of the call will be available through August 18, 2021 at 11:30 a.m. ET by dialing +1-855-859-2056 and providing Conference ID 2751369.

Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.

About Wix.com Ltd.

Wix is leading the way with a cloud-based website development platform for over 200 million registered users worldwide today. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, Editor X, a curated App Market, Ascend by Wix, Wix Payments and Velo by Wix enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Austin, Be'er Sheva, Berlin, Cedar Rapids, Denver, Dnipro, Dublin, Krakow, Kyiv, Los Angeles, Miami, New York, Phoenix, San Francisco, São Paulo, Singapore, Tokyo and Vilnius.

Visit us: on our blog, Facebook, Twitter, Instagram, LinkedIn and Pinterest
Download: Wix App is available for free on Google Play and in the App Store
For more about Wix please visit our Press Room

Non-GAAP Financial Measures and Key Operating Metrics

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S.  GAAP,  Wix  uses  the  following  non-GAAP  financial   measures:   collections,   cumulative   cohort collections,  non-GAAP  gross  margin,  non-GAAP  operating  income (loss),  non-GAAP  net   income (loss),  non-GAAP  net  income (loss)  per  share,  free  cash  flow, free cash flow, as adjusted, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or FX neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Collections is a non-GAAP financial measure calculated by adding the change in deferred revenues for a particular period to revenues for the same period. Collections include cash receipts for premium subscriptions purchased by registered users as well as cash we collect for payments and additional products and services, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and a majority of the additional products and services are recognised as revenues upon receipt. Committed payments are recognised as revenue as we fulfil our obligation under the terms of the contractual agreement.  Non-GAAP  gross  margin  represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided  by  revenue.  Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of  share-based  compensation  expense,  amortization,  acquisition-related  expenses  and  sales tax expense  accrual and other G&A expenses (income). Non-GAAP  net  income (loss) represents  net  loss  calculated  in  accordance  with  GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of  debt  discount  and  debt  issuance  costs  and  acquisition-related  expenses  and non-operating foreign exchange expenses (income) and unrealized gain on equity investments and provisions for income tax effects related to non-GAAP adjustments. Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude capital expenditures associated with our new headquarters. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.

The presentation of this financial  information  is  not  intended  to  be considered in isolation or as a substitute for, or superior to, the financial information  prepared  and  presented  in  accordance  with  GAAP.  The  Company uses these non-GAAP financial measures for financial and operational decision  making  and  as  a means to  evaluate  period-to-period  comparisons.  The  Company  believes  that  these  measures  provide  useful information about operating results, enhance  the overall understanding of past financial performance  and  future  prospects,  and  allow  for  greater  transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the  non-GAAP  financial  measures,  please  see  the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures  that  are  most  directly  comparable  to  non-GAAP  financial  measures  and  the  related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort collections, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted.  Such information may have a significant, and potentially unpredictable, impact on our future financial results.

Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all active Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations; (ii) the average revenue per month from domain registrations; (iii) monthly revenue from partnership agreements. Finally, Wix discusses GPV. GPV includes the total value, in US dollars, of transactions facilitated by our platform.

Forward-Looking Statements

This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, collections and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the annual and quarterly guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to attract and retain registered users and generate new premium subscriptions; our ability to increase the revenue we derive from the sale of premium subscriptions and business solutions through our partners; our expectation that new products and developments, including third-party products offered within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that long-term agreements with partners will become a more significant part of our business in the future and that the expected accounts receivable from such long term partners agreement will ultimately be received; our assumption that historical user behavior can be extrapolated to predict future user behavior; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth; our ability to maintain and enhance our brand and reputation; our ability to attract and retain qualified employees and key personnel; our ability to enter into new markets and attract new customer demographics, including new partners; our expectation that our products created for markets outside of North America will continue to generate growth in those markets; the impact of fluctuations in foreign currency exchange rates on our business; our ability to effectively execute our initiatives to scale and improve our user support function through our Customer Care team, and thereby increase user retention, user engagement and sales; the integration and performance of acquisitions; risks relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase plan; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our ability to effectively manage the growth of our infrastructure; the impact on our business and operations of the COVID-19 pandemic, including uncertainty relating to expected consumer dynamics after the COVID-19 pandemic subsides and the anticipated GPV on our platform, the effectiveness of government policies, vaccine administration rates and other factors; changes to technologies used in our solutions; any regulatory investigations or litigation; our expectations regarding changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues; changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and other factors discussed under the heading “Risk Factors” in the Company’s 2020 annual report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2021. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maggie O’Donnell
ir@wix.com

Media Relations:
pr@wix.com

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Revenue
Creative Subscriptions	$190,169	$235,891	$366,715	$462,327
Business Solutions	45,890	80,515	85,331	158,191
	236,059	316,406	452,046	620,518

Cost of Revenue
Creative Subscriptions	38,510	58,271	73,900	114,017
Business Solutions	31,972	63,148	58,652	123,234
	70,482	121,419	132,552	237,251

Gross Profit	165,577	194,987	319,494	383,267

Operating expenses:
Research and development	75,464	104,199	146,180	199,285
Selling and marketing	119,333	123,021	215,489	267,476
General and administrative	24,531	39,411	49,967	73,805
Total operating expenses	219,328	266,631	411,636	540,566
Operating loss	(53,751)	(71,644)	(92,142)	(157,299)
Financial income (expenses), net	(3,339)	143,969	(2,194)	176,894
Other income	28	41	59	106
Income (loss) before taxes on income	(57,062)	72,366	(94,277)	19,701
Taxes on income	674	34,409	2,612	42,558
Net income (loss)	$(57,736)	$37,957	$(96,889)	$(22,857)

Basic net income (loss) per share	$(1.06)	$0.66	$(1.82)	$(0.40)
Basic weighted-average shares used to compute net income (loss) per share	54,695,477	57,306,260	53,266,895	56,793,411

Diluted net income (loss) per share	$(1.06)	$0.60	$(1.82)	$(0.40)
Diluted weighted-average shares used to compute net income (loss) per share	54,695,477	64,948,445	53,266,895	56,793,411

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Period ended
	December 31,	June 30,
	2020	2021
	(audited)	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$168,858	$362,253
Short term deposits	577,138	565,267
Restricted cash and deposit	925	6,960
Marketable securities	289,927	351,624
Trade receivables	23,670	29,418
Prepaid expenses and other current assets	40,666	37,294
Total current assets	1,101,184	1,352,816

Long Term Assets:
Property and equipment, net	35,863	42,522
Marketable securities	536,877	526,840
Prepaid expenses and other long-term assets	87,680	19,585
Intangible assets and goodwill, net	43,516	90,228
Operating lease right-of-use assets	88,406	84,813
Total long-term assets	792,342	763,988

Total assets	$1,893,526	$2,116,804

Liabilities and Shareholder's Equity
Current Liabilities:
Trade payables	$79,881	$81,334
Employees and payroll accruals	70,814	86,721
Deferred revenues	373,521	432,606
Accrued expenses and other current liabilities	70,429	84,075
Operating lease liabilities	22,336	26,667
Total current liabilities	616,981	711,403

Long term deferred revenues	50,867	58,583
Long term deferred tax liability	15,343	55,884
Convertible notes, net	834,440	920,379
Long term operating lease liabilities	74,187	65,710
Total long term liabilities	974,837	1,100,556

Total liabilities	1,591,818	1,811,959

Shareholders' Equity
Ordinary shares	107	111
Additional paid-in capital	862,134	842,244
Accumulated ther comprehensive income	9,406	1,759
Accumulated deficit	(569,939)	(539,269)
Total shareholders' equity	301,708	304,845

Total liabilities and shareholders' equity	$1,893,526	$2,116,804

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net loss	$(57,736)	$37,957	$(96,889)	$(22,857)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,537	3,378	7,109	6,810
Amortization	566	846	1,132	1,445
Share based compensation expenses	34,967	50,396	65,685	97,027
Amortization of debt discount and debt issuance costs	5,516	1,296	10,949	2,703
Decrease in accrued interest and exchange rate on short term and long term deposits	15	(63)	62	(48)
Amortization of premium and discount and accrued interest on marketable securities, net	438	2,082	717	4,405
Gain on equity securities	-	(73,186)	-	(73,186)
Deferred income taxes, net	(55)	32,752	(1,721)	40,103
Changes in operating lease right-of-use assets	5,158	8,379	9,446	13,060
Changes in operating lease liabilities	(4,588)	(7,578)	(9,817)	(13,613)
Decrease (increase) in trade receivables	(1,765)	875	(1,617)	(5,301)
Increase in prepaid expenses and other current and long-term assets	(6,931)	(30,304)	(21,605)	(100,845)
Increase (decrease) in trade payables	26,172	2,234	34,974	(1,028)
Increase (decrease) in employees and payroll accruals	11,585	(27,407)	23,694	13,147
Increase in short term and long term deferred revenues	29,792	21,810	62,663	65,432
Increase (decrease) in accrued expenses and other current liabilities	3,287	(1,634)	10,203	13,067
Net cash provided by operating activities	49,958	21,833	94,985	40,321
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	9,225	40,000	26,225	178,015
Investment in short-term deposits and restricted deposits	(49,000)	(171,529)	(138,000)	(172,131)
Investment in marketable securities	(100,867)	-	(230,168)	-
Proceeds from marketable securities	65,656	90,562	154,911	180,659
Purchase of property and equipment	(3,264)	(6,657)	(8,207)	(10,377)
Capitalization of software development costs	0	(462)	(132)	(591)
Investment in other long-term assets	(643)	-	(5,643)	-
Payment for Businesses acquired, net of acquired cash	-	(37,217)	(6,626)	(42,803)
Purchases of investments in privately held companies	(685)	(1,500)	(785)	(1,500)
Net cash used in investing activities	(79,578)	(86,803)	(208,425)	131,272
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	12,312	11,380	19,287	21,802
Net cash provided by financing activities	12,312	11,380	19,287	21,802
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(17,308)	(53,590)	(94,153)	193,395
CASH AND CASH EQUIVALENTS—Beginning of period	191,258	415,843	268,103	168,858
CASH AND CASH EQUIVALENTS—End of period	$173,950	$362,253	$173,950	$362,253

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Creative Subscriptions	190,169	235,891	366,715	462,327
Business Solutions	45,890	80,515	85,331	158,191
Total Revenue	$236,059	$316,406	$452,046	$620,518

Creative Subscriptions	217,696	263,045	426,493	531,104
Business Solutions	48,155	79,816	88,216	162,866
Total Collections	$265,851	$342,861	$514,709	$693,970

Free Cash Flow	$46,694	$14,714	$86,646	$29,353
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$47,102	$16,911	$87,537	$32,385
Creative Subscriptions ARR	$790,916	$967,281	790,916	967,281

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Revenues	$236,059	$316,406	$452,046	$620,518
Change in deferred revenues	29,792	21,810	62,663	65,432
Change in unbilled contractual obligations	-	4,645	-	8,020
Collections	$265,851	$342,861	$514,709	$693,970

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Creative Subscriptions Revenue	$190,169	$235,891	$366,715	$462,327
Change in deferred revenues	27,527	22,509	59,778	60,757
Change in unbilled contractual obligations	-	4,645	-	8,020
Creative Subscriptions Collections	$217,696	$263,045	$426,493	$531,104

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Business Solutions Revenue	$45,890	$80,515	$85,331	$158,191
Change in deferred revenues	2,265	(699)	2,885	4,675
Business Solutions Collections	$48,155	$79,816	$88,216	$162,866

Wix.com Ltd.
RECONCILIATION OF COHORT COLLECTIONS
(In millions)

	Six Months Ended
	June 30,
	2020	2021

Q1 Cohort revenues	19	25
Q1 Change in deferred revenues	22	26
Q1 Cohort collections	$41	$51

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$1,869	$3,809	$3,500	$7,310
Research and development	18,216	24,490	34,401	47,778
Selling and marketing	5,395	8,213	9,963	15,655
General and administrative	9,487	13,884	17,821	26,284
Total share based compensation expenses	34,967	50,396	65,685	97,027
(2) Amortization	566	846	1,132	1,445
(3) Acquisition related expenses	1,697	2,351	2,636	4,056
(4) Amortization of debt discount and debt issuance costs	5,516	1,296	10,949	2,703
(5) Sales tax accrual and other G&A expenses (income)	(485)	579	1,489	1,031
(6) Unrealized gain on equity and other investments	-	(142,348)	-	(171,861)
(7) Non-operating foreign exchange expenses (income)	1,305	363	432	2,953
(8) Provision for income tax effects related to non-GAAP adjustments	-	32,740	-	39,528
Total adjustments of GAAP to Non GAAP	$43,566	$(53,777)	$82,323	$(23,118)

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Gross Profit	$165,577	$194,987	$319,494	$383,267
Share based compensation expenses	1,869	3,809	3,500	7,310
Acquisition related expenses	305	112	305	279
Amortization	-	358	-	455
Non GAAP Gross Profit	167,751	199,266	323,299	391,311

Non GAAP Gross margin	71%	63%	72%	63%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$151,659	$177,620	$292,815	$348,310
Share based compensation expenses	1,485	2,887	2,807	5,473
Non GAAP Gross Profit - Creative Subscriptions	153,144	180,507	295,622	353,783

Non GAAP Gross margin - Creative Subscriptions	81%	77%	81%	77%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$13,918	$17,367	$26,679	$34,957
Share based compensation expenses	384	922	693	1,837
Acquisition related expenses	305	112	305	279
Amortization	-	358	-	455
Non GAAP Gross Profit - Business Solutions	14,607	18,759	27,677	37,528

Non GAAP Gross margin - Business Solutions	32%	23%	32%	24%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING LOSS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Operating loss	$(53,751)	$(71,644)	$(92,142)	$(157,299)
Adjustments:
Share based compensation expenses	34,967	50,396	65,685	97,027
Amortization	566	846	1,132	1,445
Sales tax accrual and other G&A expenses (income)	(485)	579	1,489	1,031
Acquisition related expenses	1,697	2,351	2,636	4,056
Total adjustments	$36,745	$54,172	$70,942	$103,559

Non GAAP operating income (loss)	$(17,006)	$(17,472)	$(21,200)	$(53,740)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME (LOSS) AND NON-GAAP NET INCOME (LOSS) PER SHARE
(In thousands, except  per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Net loss	$(57,736)	$37,957	$(96,889)	$(22,857)
Share based compensation expense and other Non GAAP adjustments	43,566	(53,777)	82,323	(23,118)
Non-GAAP net income (loss)	$(14,170)	$(15,820)	$(14,566)	$(45,975)

Basic Non GAAP net income (loss) per share	$(0.26)	$(0.28)	$(0.27)	$(0.81)
Weighted average shares used in computing basic Non GAAP net income (loss) per share	54,695,477	57,306,260	53,266,895	56,793,411

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)
Net cash provided by operating activities	$49,958	$21,833	$94,985	$40,321
Capital expenditures, net	(3,264)	(7,119)	(8,339)	(10,968)
Free Cash Flow	$46,694	$14,714	$86,646	$29,353

Capex related to future Wix HQ office build-out	408	2,197	891	3,032
Free Cash Flow, excluding capex related to future Wix HQ office build-out	$47,102	$16,911	$87,537	$32,385

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2021	2020	2021
	(unaudited)		(unaudited)

Basic weighted-average shares used to compute net income (loss) per share	54,695,477	57,306,260	53,266,895	56,793,411
Effect of dilutive securities (included in the effect of dilutive securities is the assumed conversion of employee stock options, employee RSUs and the Notes)	-	7,642,185	-	-
Diluted weighted-average shares used to compute net income (loss) per share	54,695,477	64,948,445	53,266,895	56,793,411

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	4,906,490	643,955	4,906,490	4,735,250
Restricted share units	2,190,991	436,301	2,190,991	2,063,427
Convertible Notes (if-converted)	3,104,251	-	3,104,251	3,969,514
	64,897,209	66,028,701	63,468,627	67,561,602